Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-268948

Redwood Real Estate Income Fund

Supplement dated February 28, 2025 to the

Prospectus and Statement of Additional Information (“SAI”),

each dated April 30, 2024, as supplemented to date

IMPORTANT NOTICE REGARDING CHANGE TO INVESTMENT POLICY

At a meeting on December 9, 2024, the Fund’s Board of Trustees (the “Board”) approved a change in the name of the Fund to the “Redwood Private Real Estate Debt Fund.” The Board also approved changes to the Fund’s 80% investment policy. Such changes will be effective on April 30, 2025 (the “Effective Date”).

As of the Effective Date, the following changes are made subject to further revisions as recommended or advisable including in response to comments from the staff of the Securities and Exchange Commission:

1. All references to “Redwood Real Estate Income Fund” in the Prospectus and SAI are replaced with “Redwood Private Real Estate Debt Fund.”

2. The Fund’s current 80% investment policy states: “The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in U.S. commercial real estate-related income investments.”

Accordingly, all references to the abovementioned 80% investment policy in the Prospectus and SAI are hereby replaced with:

The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in private U.S. commercial real estate-related debt investments.

Please keep this Supplement for future reference.